Eaton Corporation
Eaton Center
Cleveland, Ohio 44114-2584
June 30, 2010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Mr. Rufus Decker, Accounting Branch Chief
Re:	Eaton Corporation Form 10-K for Fiscal Year Ended December 31, 2009 File Number 001-01396 Staff’s Additional Comment
Dear Mr. Decker:
Eaton Corporation, an Ohio corporation (“we,” “us,” “our” or the “Company”), is submitting this letter in response to the additional comment from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission dated June 22, 2010 with respect to our response letter dated June 9, 2010. The subject of the correspondence is the Company’s Form 10-K for Fiscal Year Ended December 31, 2009 (“2009 Form 10-K Report”).
Below is our response to the comment presented in the Staff’s additional comment. For the convenience of the Staff, we have repeated your comment before our response.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009
Consolidated Financial Statements
Retirement Benefit Plans, page 33
1.	We note your response to comment three from our letter dated May 17, 2010. Your response indicates that the expected long-term return on plan assets assumption was 8.95% as of December 31, 2009 for your United States plans and 7.06% as of December 31, 2009 for your non-United States plans.

United States Securities and Exchange Commission
June 30, 2010

Considering that a change in the expected long-term return on plan assets assumption directly affects the amount of recorded pension expense in given period, please tell us how you determined that these rates did not represent significantly different assumptions for your United States plans and your non-United States plans.
Response:
While the expected long-term rate of return on assets is somewhat different for the United States plans versus the non-United States plans, the U.S. rate is clearly the more important rate to focus on given the predominance of the U.S. plans. In our 2009 Form 10-K Report, we disclosed that U.S. pension plans represented 62% of total benefit obligations at December 31, 2009. In that report, we also disclosed that the expected long-term rate of return on plan assets for the U.S. plans as of December 31, 2009 was 8.95% and the weighted average rate of all plans was 8.18%, or less than a 100 basis point difference. A reader could determine the approximate rate for the non-U.S. plans separately from the U.S. plans based on the information provided. In order to provide absolute clarity, in future filings if the difference between the U.S. rate of return and the non-U.S. rate is similar to the difference at December 31, 2009, we will disclose the rates separately for the U.S. plans and the non-U.S. plans, rather than as a combined weighted average rate.
If you have any questions regarding our response above, please do not hesitate to contact the undersigned.

Sincerely,
/s/ Richard H. Fearon
Richard H. Fearon
Vice Chairman and Chief Financial and Planning Officer